Exhibit 99.6

Allen&Gledhill
ADVOCATES & SOLICITORS
Dated 24 July 2009
TERRA INVESTMENTS PTE. LTD.
and
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
and
CHARTERED SILICON PARTNERS PTE LTD
Novation of Agreement for Sublease of
Private Lot A1964506 (formerly known as Pte Lot A12787(d)), forming part of Government Survey Lots
230L(pt) and 1179P of Mukim 13

ALLEN & GLEDHILL LLP
ONE MARINA BOULEVARD #28-00
SINGAPORE 018989

This Deed of Novation (“Deed”) is made on 24 July 2009 between:
(1)	TERRA INVESTMENTS PTE. LTD. (UEN/Registration No. 200413927M), a company incorporated in Singapore, having its registered office at 60B Orchard Road #06-18, The Atrium@Orchard, Singapore 238891 (“Terra”);

(2)	CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (UEN/Registration No. 198703584K), a company incorporated in Singapore with its registered office at 60 Woodlands Industrial Park D Street 2, Singapore 738406 (“CSM”); and

(3)	CHARTERED SILICON PARTNERS PTE LTD (UEN/Registration No. 199701972G), a company incorporated in Singapore, having its registered office at 60 Woodlands Industrial Park D Street 2, Singapore 738406 (“CSP”).
Whereas:
(A)	By a sale and purchase agreement dated 15 July 2009 (the “Sale and Purchase Agreement”) entered into by Terra (as vendor) and CSM (as purchaser), Terra has agreed to sell and CSM has agreed to purchase the Property (defined below) upon the terms and subject to the conditions of the Sale and Purchase Agreement.

(B)	Pursuant to the Agreement to Sublease (defined below), Terra leased Fab 6 (defined below) to CSP on the terms and conditions of the Agreement to Sublease.

(C)	In connection with the transfer of the Property to CSM pursuant to the Sale and Purchase Agreement, Terra agrees to novate and transfer to CSM with effect from 24 July 2009 (the “Effective Date”), all of Terra’s rights and obligations under the Agreement to Sublease. Terra desires to be released and discharged from the Agreement to Sublease and CSP has agreed to release and discharge Terra, subject to CSM undertaking to observe, perform and be bound by the terms of the Agreement to Sublease in every respect as if CSM were named in the Agreement to Sublease as a party thereto in place of Terra and subject to the terms and conditions hereinafter contained.
It is agreed as follows:
1.	Definition and Interpretation
1.1	The following definitions apply unless the context requires otherwise:
1.1.1	“Agreement to Sublease” means the agreement for sublease dated 24 September 1999 entered into between STPL (defined below) and CSP for a term of 30 years less 1 day from 1 July 1997 in respect of Fab 6, which has been subsequently novated pursuant to a novation agreement dated 31 December 2004 between STPL, as original landlord, Terra, as new landlord and CSP, as tenant.

1.1.2	“Fab 6” shall have the meaning ascribed to it in clause 1.1.11 of the Sale and Purchase Agreement.

1.1.3	“Losses” means all losses, liabilities, costs (including, without limitation, legal costs), charges, expenses, interest, penalties, actions, proceedings, claims and demands.

1.1.4	“Property” shall have the meaning ascribed to it in clause 1.1.23 of the Sale and Purchase Agreement.

1.1.5	“STPL” means Singapore Technologies Pte Ltd, a company incorporated in Singapore and having its registered office at 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.
1.2	The headings in this Deed are inserted for convenience only and shall be ignored in construing this Deed. Unless the context otherwise requires, words (including words defined in this Deed) denoting the singular number only shall include the plural and vice versa. References to “Clauses” are to be construed as references to clauses to this Deed.
2.	Agreement
2.1	As from the Effective Date, Terra, CSM and CSP hereby agree and acknowledge that:
2.1.1	CSM shall be a party to the Agreement to Sublease in the place of Terra;

2.1.2	CSM shall be entitled to the rights of Terra under the Agreement to Sublease; and

2.1.3	the Agreement to Sublease shall henceforth be construed and treated in all respects as if CSM were named therein instead of Terra.
2.2	As from the Effective Date, CSM hereby agrees and covenants with Terra and CSP that CSM shall duly and punctually perform and discharge all liabilities and obligations whatsoever from time to time to be performed or discharged by CSM under or by virtue of the Agreement to Sublease and be bound by the terms of the Agreement to Sublease in every way as if CSM were named in the Agreement to Sublease in the place of Terra.

2.3	As from the Effective Date, CSP hereby agrees and covenants with Terra and CSM that:
2.3.1	CSP accepts CSM’s agreement mentioned in Clause 2.2 above to perform all liabilities and obligations of Terra in the place of Terra; and

2.3.2	CSP shall be bound by the terms of the Agreement to Sublease in every way as if CSM were named in the Agreement to Sublease in the place of Terra.
2.4	As from the Effective Date, CSP hereby releases and discharges Terra from further performance of the Agreement to Sublease and from all liabilities, obligations, claims and demands whatsoever arising from or in connection with the Agreement to Sublease and in respect of anything done or omitted to be done under or in connection therewith but without prejudice to the rights of:
2.4.1	Terra and CSP against each other in respect of any such liabilities, obligations, claims and demands prior to the Effective Date; and

2.4.2	CSM and CSP against each other in respect of any such liabilities, obligations, claims and demands on or after the Effective Date.

2.5	CSM hereby covenants with Terra that CSM shall fully indemnify Terra and hold Terra harmless from all Losses suffered or incurred by Terra arising from any claim, demand, proceeding or action that may be made or instituted by CSP as a result of any action, omission, failure or delay on CSM’s part to discharge or fulfil all or any of the obligations of Terra under the Agreement to Sublease which arise on or after the Effective Date.
3.	Costs and Expenses
The reasonable costs and expenses (including stamp duty, if any) incurred in the preparation, negotiation and execution of this Agreement or in connection therewith shall be borne by CSM.
4.	Governing Law
This Deed shall be governed by and construed in all respects in accordance with the laws of Singapore.
5.	Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore
A person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce or enjoy the benefit of any term of this Deed.

In witness whereof this Deed has been entered into on the date stated at the beginning.
Terra

THE COMMON SEAL of	)
Terra Investments Pte Ltd	)
was hereunto affixed in the presence of:	)	[Terra’s company seal affixed]
)
)

/s/ Joseph Wong Sik Yan
Authorised Signatory — Joseph Wong Sik Yan

/s/ Cheong Kok Tim
Director — Cheong Kok Tim
I,      YEO KUEI HUANG     , an Advocate and Solicitor of the Supreme Court of the Republic of Singapore practising in Singapore hereby certify that on 20 July 2009 the Common Seal of Terra Investments Pte. Ltd. was duly affixed to the above Assignment at Singapore in my presence in accordance with the Articles of Association of Terra Investments Pte. Ltd. (which Articles of Association have been produced and shown to me).
Witness my hand this
/s/ Yeo Kuei Huang

CSM

THE COMMON SEAL of	)
CHARTERED SEMICONDUCTOR	)
MANUFACTURING LTD.	)	[Company’s seal affixed]
was hereunto affixed in the presence of:	)
)

/s/ Chia Song Hwee
Director : Chia Song Hwee

/s/ Looi Lee Hwa
Secretary : Looi Lee Hwa
I,      SERENA CHOO MING LI, an Advocate and Solicitor of the Supreme Court of the Republic of Singapore practising in Singapore hereby certify that on 22 July 2009 the Common Seal of Chartered Semiconductor Manufacturing Ltd. was duly affixed to the above Assignment at Singapore in my presence in accordance with the Articles of Association of Chartered Semiconductor Manufacturing Ltd. (which Articles of Association have been produced and shown to me).
Witness my hand this
/s/ Serena Choo Ming Li

CSP

THE COMMON SEAL of	)
Chartered Silicon Partners Pte Ltd	)
was hereunto affixed in the presence of:	)	[CSP’s company seal affixed]
)
)

/s/ Chia Song Hwee
Director : Chia Song Hwee

/s/ Looi Lee Hwa
Secretary : Looi Lee Hwa
I, SERENA CHOO MING LI, an Advocate and Solicitor of the Supreme Court of the Republic of Singapore practising in Singapore hereby certify that on 22 July 2009 the Common Seal of Chartered Silicon Partners Pte Ltd was duly affixed to the above Deed at Singapore in my presence in accordance with the Articles of Association of Chartered Silicon Partners Pte Ltd (which Articles of Association have been produced and shown to me).
Witness my hand this
/s/ Serena Choo Ming Li